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FEB 2 6 2009

Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Boulevard #350
(No. and Street)

Minneapolis,	MN	55426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry O. Bumgardner, President — 952-935-4601 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kisch & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

1303 South Frontage Road #3, Hastings, MN 55033
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4\1

OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Larry O. Bumgardner
Signature

President
Title

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires January 31, 2010

Lizabeth Lundin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Of Counsel
John T. Kisch, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

INDEPENDENT AUDITOR'S REPORT

Stockholders
Gardner Financial Services, Inc.

We have audited the accompanying statements of financial condition of Gardner Financial Services, Inc. (an S corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules following the notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

February 18, 2009

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Current Assets		
Cash and Equivalents	$ 37 344	$ 58 613
Cash on Deposit with Clearing Organization	10 000	10 000
Commissions Receivable	35 773	74 291
Total Current Assets	83 117	142 904
Other		
Investments	117 044	203 829
Other Assets	3 685	2 967
Total Other Assets	120 729	206 796
Total Assets	203 846	349 700
LIABILITIES		
Current		
Commissions Payable	23 427	59 630
Accounts and Accruals Payable	23 939	67 171
Total Current Liabilities	47 366	126 801
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 540,000 Shares	5 400	5 400
Additional Paid-In Capital	54 088	54 088
Retained Earnings	96 992	163 411
Total Stockholders' Equity	156 480	222 899
Total Liabilities and Stockholders' Equity	203 846	349 700

See accompanying notes to financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue		
Commissions	$1 323 294	$1 706 285
Management Services Income	49 200	
Investment Earnings (Losses)	(86 785)	17 480
Total Revenue	1 285 709	1 723 765
Expenses		
Payroll and Related Taxes	208 098	155 981
Advertising and Promotion	1 182	6 382
Commissions Expense	994 500	1 302 795
License and Registration Fees	300	300
Office Expense	19 573	21 237
Leasing and Vehicle Expense	10 805	10 888
Meals and Entertainment	5 044	558
Professional Fees	49 312	37 777
Recruiting	68	704
Office Rent	28 100	28 811
Telephone	7 939	8 443
Travel, Training and Conferences	783	88
Insurance, Equipment and Other	26 424	26 186
Total Expenses	1 352 128	1 600 150
Net Income (Loss)	(66 419)	123 615

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$5 400	$54 088	$142 896	$202 384
Net Income for the Year			123 615	123 615
Shareholder Draws			(103 100)	(103 100)
Balance, December 31, 2007	5 400	54 088	163 411	222 899
Net Income (Loss) for the Year			(66 419)	(66 419)
Balance, December 31, 2008	5 400	54 088	96 992	156 480

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows from (to) Operating Activities		
Net Income (Loss)	$(66 419)	$123 615
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:		
(Increase) Decrease in Receivables	38 518	(19 032)
(Increase) Decrease in Investments	86 785	(15 126)
(Increase) in Other Assets	(718)	(1 772)
Increase (Decrease) in Commissions Payable	(36 203)	14 050
Increase (Decrease) in Accounts and Accruals Payable	(43 232)	13 440
Net Cash from (to) Operating Activities	(21 269)	115 175
Cash Flows (to) Financing Activities		
Distributions		(103 100)
Net Increase (Decrease) in Cash and Equivalents	(21 269)	12 075
Cash and Equivalents, Beginning of Year	58 613	46 538
Cash and Equivalents, End of Year	37 344	58 613

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker/dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company sells primarily mutual funds and other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the State of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is also required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc., maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund partnership and annuity accounts are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement day basis, based on documentation received from the clearing entity and processed by the firm.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Accounting Estimates – Management uses estimates and assumptions in preparing its financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual financial results could differ from those estimates.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. Cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

3. Rule 15c3-3 Exemption

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

4. Operating Leases

The Company leases office space under a five year lease that began June, 2007. The gross annual rental for the years ended December 31, 2008 and 2007 was $28,100 and $28,811, respectively. The monthly lease expense will be approximately $2,640 thereafter.

The Company leases two vehicles. The lease expense for the years ended December 31, 2008 and 2007 was $10,805 and $10,888, respectively. The lease expense for 2009 and thereafter will be approximately $11,000.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $130,880, which was $80,880 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2008, was .36 to 1. At December 31, 2007, the Company had net capital of $182,611, which was $132,611 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2007, was .69 to 1.

6. Investments

The Company owns a portfolio of investments as follows:

	2008	2007
Mutual Fund Investments at Fair Market Value	$114 024	$200 864
Money Market Account	3 020	2 965
Total	117 044	203 829

Annual gain and loss is recorded as part of other income. The Company had realized and unrealized losses, net of reinvested dividends of $86,785 for the year ended December 31, 2008. The Company had realized and unrealized gains and reinvested dividends of $17,480 for the year ended December 31, 2007.

7. Management Services

In 2008, the Company began charging a related entity for office space and management services that it provides. Management services income for the year ended December 31, 2008 was $49,200. Effective January 1, 2009, the Company has entered into an agreement to provide management services to the related entity for $5,000 per month for a term unspecified.

8. Open Examination

The Financial Industry Regulatory Authority (FINRA) is in the process of completing a periodic examination of the Company's sales practices. The examination noted several exceptions that are currently being addressed by the Company. FINRA has not yet assessed any penalties, but it is possible that penalties will be assessed at the completion of the examination.

9. Income Taxes

The Company has elected to defer the provisions of FIN 48, *Accounting for Income Taxes*, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, *Loss Contingencies*, approach for evaluating uncertain tax positions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

SUPPLEMENTARY SCHEDULES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2008

1.	Total Ownership Equity		$156 480
2.	Deduct Ownership Equity Not Allowable for Net Capital		
3.	Total Ownership Equity Qualified for Net Capital		156 480
4.	Add:		
	A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
	B. Other (Deductions) or Allowable Credits		
5.	Total Capital and Allowable Subordinated Liabilities		156 480
6.	Deductions and/or Changes:		
	A. Total Non-Allowable Assets from Balance Sheet	$ 8 285	
	B. Secured Demand Note Deficiency		
	C. Commodity Futures Contracts and Spot Commodities Proprietary Capital Changes		
	D. Other Deductions and Charges		
	E. Total Deductions and Charges		8 285
7.	Other Additions and/or Allowable Credits		
8.	Net Capital Before Haircuts on Securities Positions		148 195
9.	Haircuts on Securities:		
	A. Contractual Securities Commitments		
	B. Subordinated Securities Borrowings		
	C. Trading and Investment Securities		
	1. Exempted Securities		
	2. Debt Securities		
	3. Options		
	4. Other Securities		17 315
	D. Undue Concentration		
	E. Other Concentration		
10.	Net Capital		130 880
	Computation of Aggregate Indebtedness:		
	Total Aggregate Indebtedness Liabilities from Balance Sheet	47 366	
	Total Aggregate Indebtedness	47 366	
	Computation of Basic Net Capital Requirement:		
	Capital Requirements:		
	$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50 000
	Net Capital in Excess of Requirements		80 880
	Net Capital as Above		130 880
	Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		126 143
	Ratio: Aggregate Indebtedness to Net Capital		.36 to 1

COMPUTATION FOR RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2008

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2008.

Computations for Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2008.

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 is not applicable.

Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2008.

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2008 (for which instructions to reduce to possession or control had been issued as of December 31, 2008) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:

   Not Applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008 excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3:

   Not Applicable

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Of Counsel
John T. Kisch, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Gardner Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gardner Financial Services, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be control deficiencies under standards established by the American Institute of Certified Public Accountants. A control deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES LTD.

February 18, 2009

GARDNER FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS WITH
SUPPORTING DATA REQUIRED BY THE SEC

DECEMBER 31, 2008 AND 2007

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